December 11, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Jennifer Thompson

Re:	West Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-35846

Dear Ms. Thompson,

West Corporation, a Delaware corporation (the “Company”), is in receipt of your letter dated December 2, 2015 (the “December 2 Letter”) setting forth additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. The Commission requested that the Company respond to the December 2 Letter within ten business days of December 2, 2015, or to advise the Commission when the Company would provide a response.

The Company advises the Commission that it is in the process of discussing the aforementioned comments with the Staff and preparing a response to the December 2 Letter. As discussed with Mr. Babula, the Company respectfully requests an extension until December 31, 2015.

Thank you for your consideration of the requested extension. If you have any questions or comments, please do not hesitate to contact the undersigned at jdmadsen@west.com or (402) 963-1200.

Sincerely,

/s/ Jan D. Madsen
Jan D. Madsen
Chief Financial Officer
West Corporation